Filed pursuant to Rule 433

Registration No. 333-137673

Relating to Prospectus Supplement,

dated May 7, 2008

FINAL TERM SHEET

May 7, 2008

Issuer:	Québec
Expected Ratings:	Aa2/A+/AA-
Format:	SEC Registered Global Offering
Ranking:	Direct, unconditional debt
Size:	U.S.$1,000,000,000
Trade Date:	May 7, 2008
Settlement Date:	May 14, 2008
Maturity:	May 14, 2018
Interest Payment Dates:	May 14 and November 14
First Payment Date:	November 14, 2008
Spread to Benchmark:	T + 76.94 bps
Benchmark Treasury:	3.5% due February 15, 2018
UST Spot:	$96-16+/3.932%
Yield:	4.701%
Coupon:	4.625% payable semi-annually
Price:	99.399%
Day Count:	30/360
Minimum Denominations:	$1,000 × $1,000
Joint Lead Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets Corporation
Senior Co-Lead Manager:	National Bank Financial Inc.
Co-Lead Managers:	CIBC World Markets Corp.
Scotia Capital (USA) Inc.
The Toronto-Dominion Bank
Co-Managers:	ABN AMRO Bank N.V.
Bank of Montreal, London Branch
Casgrain & Company (USA) Limited
Citigroup Global Markets Inc.
J.P. Morgan Securities Limited
Mitsubishi UFJ Securities International plc.
Cusip#/ISIN#:	748148 RT2 / US748148RT21
Listing and Admission to
Trading:	Admission to UKLA’s Official List and to trading on London Stock
Exchange’s Regulated Market may be completed following settlement.
Governing Law:	Québec and Canada
Prospectus and Prospectus
Supplement:	http://www.sec.gov/Archives/edgar/data/722803/000119312508104005/d424b3.htm
Stabilization:	Reg M/FSA

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-866-500-5408.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the Notes to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a “Relevant Member State”) (together with any applicable implementing measures in each Relevant Member State, the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

This is not a prospectus under the Prospectus Directive but an advertisement as defined in the Prospectus Directive and investors in the EEA should not subscribe for or purchase Notes once admitted to trading on the London Stock Exchange’s Regulated Market except on the basis of information in the Listing Prospectus (as defined below). Québec intends to file a single prospectus (the “Listing Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 as amended for the purpose of having the Notes admitted to trading on the London Stock Exchange’s Regulated Market as soon as possible after closing of this issue. Once approved, the Listing Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the Listing Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/ under the name of Québec and the headline “Publication of Prospectus” and investors shall be able to obtain copies without charge from the office of the Direction du financement des organismes publics et de la documentation financière, at the Ministère des Finances at 12, rue Saint-Louis, Québec, Québec, Canada G1R 5L3.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.